AMERICAN INDEPENDENCE FUNDS TRUST

335 Madison Avenue, Mezzanine

New York, NY 10017

646-747-3475

                                                                                                                        January 13, 2010

Mr. Keith O’Connell

U.S. Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, NW

Mail Stop 05-05

Washington, DC  20549

RE:       Request to Withdraw Post-Effective Amendment No 13

                        SEC File Numbers: 333-149779/811-21757

Dear Mr. O’Connell:

On November 7, 2008, American Independence Funds Trust (the “Registrant”) filed Post-Effective Amendment No.13 (File Number 333-1149779/811-21757) with the Securities & Exchange Commission (the “Commission).  Due to a change in its business plan, the Registrant has decided to withdraw this Post-Effective Amendment.

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby requests the withdrawal of its Post-Effective Amendment No. 13 – Accession No. 00013244443-08-000100).

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the filing was not declared effective by the Commission.

It is our understanding that this application for withdrawal of the Post-Effective Amendment will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives a notice from the Commission that this application will not be granted.

If you have any questions or comments regarding the foregoing please contact the undersigned at 480-283-8822 or Terry Donovan at 646-747-3475. Thank you for your assistance.

Yours truly,

AMERICAN INDEPENDENCE FUNDS TRUST

/s/ Eric M Rubin

Eric M Rubin

President